FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2013
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 26, 2013.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:September 26, 2013

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Hispano ceases production at its Zaragoza plant

The company accumulated losses of 60 million euros in the last five years.

The situation is untenable in Zaragoza factory because of the dramatic drop in its production and sales.

To impact entire workforce of 287 employees; the company discussing a social plan with the Workers' Committee, the Company committed to working together in search for solutions to minimize the possible effects of the measure.

Zaragoza, 24th September, 2013: Tata Hispano Motors Carrocera in Zaragoza today announced to the Workers' Committee of Tata Hispano Motors Carrocera that it planned to cease production activities in Zaragoza's factory. The Company has invited the workers' representatives to the discussions to formally initiate the consultation period in order to agree on a social plan for the 287 employees working in the factory today.

The decision to cease the activity at Tata Hispano Motors Carrocera has been compelled due to economic and business factors, as despite strong investments, there has not been a positive result to reverse the challenging business situation and losses for the plant.

In the past five years, Tata Hispano Motors Carrocera operating losses accumulated to over 60 million euros, and there has been a constant decline in its production. These have been a result of consistently falling sales in recent years, primarily due to the worst-ever decline in the bus market, showing a decline of -38% in the number of registrations. Further, all market evaluations do not predict any positive change in the near future, with the growing accumulation of operating losses making the plant production unviable.

Tata Hispano Motors Carrocera has informed the Workers Committee about the company's decision to definitely cease the production of the factory. The production activity is expected to stop in October 2013 after fulfilling the commitments to deliver current orders.

The company has expressed its willingness to reach an agreement. The Company continues to have a tremendous respect for the workers of Tata Hispano Motors Carrocera, and remains committed to an ongoing dialogue that may help achieve a more satisfactory agreement for both parties, with the best possible accompanying social plan to help minimize the effects of the measure.

Tata Hispano Motors Carrocera wants to thank all the employees of the factory in Zaragoza for the effort and work they have put in over the years, and hopes to reach an agreement satisfactory to all.

The Company also announced that it had received an offer from the Benseny Group. This proposal, which is not a purchase offer, is being pursued to explore the possibility of achieving continuity of Zaragoza factory.

About Tata Hispano Motors Carrocera

Tata Hispano Motors Carrocera, SA is a Spanish company based in Zaragoza founded in 1939, dedicated to the design development, production and marketing of chassis for buses and coaches of urban, suburban, and middle and long distance on different chassis of international brands.

In 2005, Tata Motors Limited invested 21% stake in the company to become a minority stake holder subsequently, in November 2009, Hispano Carrocera SA was renamed Tata Hispano Motors Carrocera SA as a result of the 100% acquisition of the shares by Tata Motors in an attempt remedy the company's losses.

However, despite these investments by Tata Motors since 2005, the impact of the 2008 global economic crisis and the resultant shrinking demand has caused huge losses accumulated to more than 60 million euros over the past five years. The company closed 2012 with a loss of more than 14 million euro. In this product segment, market has been shrinking year after year, leaving huge idle capacity with most of the Carroceras.

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.